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                              April 2, 2021

       Adam Berk
       Chief Executive Officer
       Stem Holdings, Inc.
       2201 NW Corporate Blvd., Suite 205
       Boca Raton, FL 33431

                                                        Re: Stem Holdings, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Amended March 10,
2021
                                                            File No. 333-251897

       Dear Mr. Berk:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 5 to Registration Statement on Form S-1

       Selling Stockholders, page 51

   1. Your cover page indicates that the 20 million warrants were part of a unit offering that has terminated following
the sale of 20 million units. As such, it appears that you are now registering the
warrants and the underlying common shares on behalf of selling shareholders who
purchased those units. Accordingly, please revise the selling stockholder table to
disclose the number of warrants and warrant shares owned by each selling stockholder
prior to the offering and the number of warrants and warrant shares to be offered by each
selling stockholder in the offering, or advise.
 Adam Berk
FirstName   LastNameAdam Berk
Stem Holdings,   Inc.
Comapany
April       NameStem Holdings, Inc.
       2, 2021
April 22, 2021 Page 2
Page
FirstName LastName
2. With respect to the shares and warrants to be offered for resale by each selling stockholder that is a legal entity, please disclose the natural person or persons who have voting and investment control of the shares to be offered for resale by that selling stockholder. Refer to Question 140.02 of the Regulation S-K Compliance & Disclosure
         Interpretations.
Item 15. Recent Sales of Unregistered Securities, page II-1

3. The information in this section is provided through September 30, 2020. Please update this section accordingly. Refer to Item 701 of Regulation S-K. Please contact Ada D. Sarmento at 202-551-3798 or Joe McCann at
202-551-6262 with
any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Robert L. B. Diener, Esq.